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# STARREX MINING CORPORATION LTD.

3080 YONGE STREET • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:starrex@atlantor.com





**PRESS RELEASE**



FOR IMMEDIATE RELEASE

SUBJECT: **Starrex Mining Announces Conditional Agreement to Acquire Liquid Capital Corp.**

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Toronto: 19 September 2008 - **Starrex Mining Corp. Ltd. (TSXV: STX.H & OTC BB: STXMF)** announced today that it has entered into a conditional merger agreement to acquire the business of Liquid Capital Corp., a 10-year old factoring finance firm operating in the United States and Canada, in exchange for Starrex common shares.

Liquid Capital reports that its current rate of factoring volume exceeds $200-million annually, including record business closed during the seasonally slow July and August periods. The complex financial and credit environment in which Liquid Capital currently operates is difficult for small businesses. Credit market conditions have resulted in the restricted availability of short term financing essential for the small and medium size corporate sector resulting in an increased demand for factor financing.

Subject to regulatory, Stock Exchange and shareholder approvals, Starrex has agreed to acquire all the business operations of Liquid Capital Corp., including its subsidiaries and affiliates, in consideration for the issuance of 12,548,993 Starrex common shares. The new share capital issue includes the common shares required to complete a $2,000,000 private placement financing timed to close concurrently with the transaction. At closing, and after the private placement financing, the Starrex shareholders will hold 18.78% of the undiluted share capital then issued and outstanding.

Subject to the required regulatory approvals, a special Starrex shareholder meeting will be called to consider and approve the proposed transaction and the change of corporate name to Liquid Capital Corp. The transaction is expected to close about 14 November 2008.

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For further information -- Contact:
S. Donald Moore, President
T. 416.368.4440
E. starrex@atlantor.com





*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this release.*